Exhibit 4.7

CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

QUALITY PRODUCTS, INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

Quality Products, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation on September 25, 2002 pursuant to authority of the Board of Directors as required by Section 151(g) of the General Corporation Law of the State of Delaware:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the “Board of Directors” or the “Board”) in accordance with the provisions of its Certificate of Incorporation, the Board of Directors hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $.00001 per share (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

Series A Convertible Preferred Stock:

I.  Designation and Amount

The designation of this series, which consists of 10,000 shares of Preferred Stock, is Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and the stated value shall be One Hundred Dollars ($100) per share (the “Stated Value”).

II.  Rank

The Series A Preferred Stock shall rank (i) senior to the Corporation’s common stock, par value $.00001 per share (the “Common Stock”); (ii) senior to any class or series of capital stock of the Corporation hereafter created (with the consent of the holders of Series A Preferred Stock obtained in accordance with Article VIII hereof) specifically ranking, by its terms, junior to the Series A Preferred Stock (collectively, with the Common Stock, “Junior Securities”); and (iii) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of the holders of Series A Preferred Stock obtained in accordance with Article VIII hereof) specifically ranking, by its terms, senior to the Series A Preferred Stock (“Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

III.  Dividends

A.            The holders of Series A Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors out of funds legally available for that purpose, dividends in an amount per share equal to Ten Percent (10%) of the Stated Value of each such share per annum; provided, however, that if the Corporation fails to pay any dividends when due then dividends shall accrue at a rate of Twelve Percent (12%) per annum thereafter until such time as all dividends due and owing shall have been paid in full.  Such dividends shall be payable in cash.  Such dividends shall be payable quarterly on the Dividend Payment Date (as defined below) for the applicable Dividend Payment Period (as defined below), if as an when declared by the board of directors.  The calculation of any such quarterly dividend shall be made to the nearest cent (with $.005 being rounded upward).  Such dividends shall begin to accumulate and shall be fully cumulative from the date of issuance of the Series A Preferred Stock (the “Issue Date”), whether or not authorized by the Board of Directors and whether or not in any Dividend Period there shall be funds of the Corporation legally available for the payment of such dividends, and shall be payable quarterly in immediately available funds, when, as and if authorized by the Board of Directors, in arrears on Dividend Payment Dates or such other dates as provided herein, commencing on the first Dividend Payment Date after the Issue Date.  Each such dividend shall be payable in arrears to the holders of record of Series A Preferred Stock, as they appear on the stock records of the Corporation at the close of business on the last day of such Dividend Period.  Accumulated and unpaid dividends for any past Dividend Periods may be authorized and paid at any time and for such interim periods, without reference to any regular Dividend Payment Date, to holders of record on such date, not more than 15 days preceding the payment date thereof, as may be fixed by the Board of Directors.  The Corporation shall give each holder of Series A Preferred Stock at least ten (10) days prior written notice of any record date for the payment of any accumulated and unpaid dividends for any past Dividend Periods.

For purposes hereof, the term “Dividend Payment Date” shall mean a date fixed by the Board of Directors which date shall not be more than 15 days following the end of the applicable Dividend Period, and “Dividend Periods” shall mean quarterly dividend periods commencing on January 1, April 1, July 1 and October 1 of each year and ending on and including March 31, June 30, September 30 and December 31 of such year, respectively.

B.            The amount of dividends payable for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Series A Preferred Stock shall be computed on the basis of twelve 30-day months and a 360-day year.  Holders of Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of cumulative dividends, as herein provided, on the Series A Preferred Stock.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

C.            Unless the consent of the holders of Series A Preferred Stock has been obtained in accordance with Article VIII hereof, so long as any shares of Series A Preferred Stock are outstanding, no dividends shall be authorized or paid or set apart for payment or other distribution authorized or made upon any other class of capital stock of the Corporation, nor shall any such capital stock be redeemed, purchased or otherwise acquired  for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation, directly or indirectly, unless (i) the full cumulative dividends on all outstanding Series A Preferred Stock shall have been paid or authorized and set apart for payment for all past Dividend Periods with respect to the Series A Preferred Stock and (ii) sufficient funds shall have been paid or authorized and set apart for the payment of the dividend for the current Dividend Period with respect to the Series A Preferred Stock.

D.            Shares of Series A Preferred Stock shall share on a pro rata basis with any and all dividends (whether of cash, securities or other rights) declared on shares of the Corporation’s Common Stock as if such shares of Series A Preferred Stock had been converted into Common Stock prior to the distribution of such dividend.

IV.  Liquidation Preference

A.            If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of sixty (60) consecutive days and, on account of any such event, the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (each such event being considered a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than Senior Securities) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Series A Preferred Stock, subject to Article VI, shall have received the Liquidation Preference (as defined in Article IV.C below) with respect to each share, but such holders will not be entitled to any further payment in respect of such liquidation, dissolution or winding up.

B.            At the option of the holders of 51% of the outstanding Series A Preferred Stock, the sale, conveyance or disposition of all or substantially all of the assets of the Corporation, the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of (other than through a public offering of the Corporation’s securities), or the consolidation, merger or other business combination of the Corporation with or into any other Person (as defined below) or Persons when the Corporation is not the survivor shall be deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to which the Corporation shall be required to distribute the Liquidation Preference with respect to each outstanding share of Series A Preferred Stock in accordance with and subject to the terms of this Article IV. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

C.            For purposes hereof, the “Liquidation Preference” with respect to a share of the Series A Preferred Stock shall mean an amount equal to the sum of (i) the Stated Value thereof, plus (ii) any and all accrued but unpaid dividends thereon.

V. Redemption

A.            If any of the following events (each, a “Mandatory Redemption Event”) shall occur:

(i)            The Corporation fails to issue shares of Common Stock to the holders of Series A Preferred Stock upon exercise by the holders of their conversion rights in accordance with the terms of this Certificate of Designation and any such failure shall continue uncured (or any announcement not to honor its obligations shall not be rescinded) for thirty (30) business days;

(ii)           The Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for all or substantially all of its property or business; or such a receiver or trustee shall otherwise  be appointed; or

(iii)          Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Corporation; provided, however, that in the case of any involuntary bankruptcy, such involuntary bankruptcy shall continue undischarged or undismissed for a period of sixty (60) days,

then, upon the occurrence and during the continuation without cure of any Mandatory Redemption Event specified in subparagraph (i), at the option of the holders of at least 51% of the then outstanding shares of Series A Preferred Stock by written notice (the “Mandatory Redemption Notice”) to the Corporation of such Mandatory Redemption Event, or upon the occurrence of any Mandatory Redemption Event specified in subparagraphs (ii) or (iii), the Corporation shall purchase, on the date specified in such notice (the “Mandatory Redemption Date”), each holder’s shares of Series A Preferred Stock for an amount per share equal to the sum of (a) 125% multiplied by the Stated Value of the shares to be redeemed, plus (b) the amount of any and all accrued but unpaid dividends on the shares to be redeemed.

B.            In the case of a Mandatory Redemption Event, if the Corporation fails to pay the Mandatory Redemption Amount for each share within twenty (20) business days of written notice that such amount is due and payable, then (assuming there are sufficient authorized shares) in addition to all other available remedies, each holder of Series A Preferred Stock shall have the right at any time, so long as the Mandatory Redemption Event continues, to require the Corporation, upon written notice, to immediately issue (in accordance with and subject to the terms of Article VI below), in lieu of the Mandatory Redemption Amount, with respect to each outstanding share of Series A Preferred Stock held by such holder, the number of shares of Common Stock of the Corporation equal to the Mandatory Redemption Amount divided by the Conversion Price then in effect.

C.            Upon a “Change in Control” (as defined below), the Corporation shall have the option to redeem and purchase all, but not less than all, of the outstanding Series A Preferred Stock for a price per share equal to its Stated Value plus all accrued and unpaid dividends thereon.  Such purchase shall occur simultaneously with the consummation of the transaction that effects the Change of Control.  For purposes hereof, a “Change in Control” means circumstances under which the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or entity regardless of which entity is the surviving company, other than a merger or consolidation in which the voting securities of the Company which were outstanding immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company and the surviving entity which are outstanding immediately after such merger or consolidation.

VI.  Conversion

A.            At any time from and after the third (3rd) anniversary of the Issue Date, each share of issued and outstanding Series A Preferred Stock shall be convertible, at the option of the holder, into shares of Common Stock as follows:   Each share of Series A Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (1) the Stated Value thereof, by (2) the then effective Conversion Price (as defined below).

B.            To convert Series A Preferred Stock, the holder shall deliver to the Corporation a notice signed by such holder stating that the holder elects to convert Series A Preferred Stock into Common Stock, and specifying the number of shares to be converted and the names and relative amounts in which the Common Stock to be issued shall be registered. Such notice shall be delivered by hand, overnight courier or certified mail or fax to the Corporation, at its principal office (or if by fax, at its fax address), addressed to the attention of the President of the Corporation. Contemporaneously, or as soon as practicable thereafter, the holder shall surrender to the Corporation the duly endorsed certificate or certificates of Series A Preferred Stock being converted. Promptly upon receipt of such notice, the Corporation shall issue, and it shall deliver upon surrender of such duly endorsed Series A Preferred Stock certificate or certificates, a duly registered certificate or certificate for the number of shares of Common Stock issuable upon such conversion together with a duly registered certificate for the number of shares, if any, of Series A Preferred Stock which the holder has not elected to convert and which are evidenced in part by the surrendered certificate or certificates.

C.            The “Conversion Price” shall be the lesser of (1) $0.75, or (2) if the Corporation is publicly-traded at the time of conversion, the thirty (30) day average closing price for a share of Common Stock as reported by the stock exchange the Common Stock is traded on (or, if the Common Stock is not traded on a stock exchange, the closing price as reported by the automated quotation service utilized by the Corporation such as the Nasdaq National Market or the Over The Counter Bulletin Board), in each case subject to adjustments from time to time pursuant to the provisions of Article VI.D below.

D.            The Conversion Price shall be subject to adjustment from time to time as follows:

(a)           Adjustment to Conversion Price Due to Stock Split, Stock Dividend, Etc.  If at any time when the Series A Preferred Stock is issued and outstanding, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification, below-Market Price rights offering to all holders of Common Stock or other similar event, the Conversion Price shall be proportionately reduced.

(b)           Adjustment Due to Merger, Consolidation, Etc.  If, at any time when Series A Preferred Stock is issued and outstanding and prior to the conversion of all

Series A Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Corporation shall be changed into the same or a different number of shares of another class or classes of stock or securities of the Corporation or another entity, or in case of any sale or conveyance of all or substantially all of the assets of the Corporation other than in connection with a plan of complete liquidation of the Corporation, then the holders of Series A Preferred Stock shall thereafter have the right to receive upon conversion of the Series A Preferred Stock, upon the bases and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which the holders of Series A Preferred Stock would have been entitled to receive in such transaction had the Series A Preferred Stock been converted in full immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the holders of Series A Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof.  The Corporation shall not effect any transaction described in this subsection (b) unless (i) it first gives, to the extent practical, thirty (30) days’ prior written notice (but in any event at least fifteen (15) business days prior written notice) of such merger, consolidation, exchange of shares, recapitalization, reorganization  or other similar event or sale of assets (during which time the holders of Series A Preferred Stock shall be entitled to convert the Series A Preferred Stock) and (ii) the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument the obligations of this subsection (b).  The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

E.             In order to receive shares of Common Stock in exchange for the converted Series A Preferred Stock, a holder of Series A Preferred Stock shall surrender the original certificates representing the Series A Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed, to the office of the Corporation.  In the case of a dispute as to the calculation of the Conversion Price, the Corporation shall promptly issue such number of shares of Common Stock that are not disputed in accordance with subparagraph (b) below.  The Corporation shall submit the disputed calculations to its outside accountant via facsimile within two (2) business days of receipt of the Notice of Conversion.  The Corporation shall use its best efforts to cause its accountant to audit the calculations and notify the Corporation and the holder of the results no later than 48 hours from the time it receives the disputed calculations.  The accountant’s calculation shall be deemed conclusive absent manifest error.

(a)           Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series A Preferred Stock, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

(b)           Delivery of Common Stock Upon Conversion.  Upon the surrender of certificates as described above together with a Notice of Conversion, the Corporation shall issue and, within two (2) business days after such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of agreement and indemnification pursuant to subparagraph (a) above) (the “Delivery Period”), deliver to or upon the order of the holder (i) that number of shares of Common Stock for the portion of the shares of Series A Preferred Stock converted as shall be determined in accordance herewith and (ii) a certificate representing the balance of the shares of Series A Preferred Stock not converted, if any.

(c)           No Fractional Shares.  If any conversion of Series A Preferred Stock would result in a fractional share of Common Stock or the right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, of the Series A Preferred Stock shall be the next higher number of shares.

F.             A number of shares of the authorized but unissued Common Stock sufficient to provide for the conversion of the Series A Preferred Stock outstanding at the then current Conversion Price shall at all times be reserved by the Corporation, free from preemptive rights, for such conversion or exercise.  In addition, if the Corporation shall issue any securities or make any change in its capital structure which would change the number of shares of Common Stock into which each share of the Series A Preferred Stock shall be convertible at the then current Conversion Price, the Corporation shall at the same time also make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Series A Preferred Stock.

G.            Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article VI, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series A Preferred Stock.

VII. Voting Rights

A.            The holders of the Series A Preferred Stock shall not having voting rights except for the approval rights set forth herein or as otherwise required by the DGCL.

Holders of the Series A Preferred Stock shall be entitled to notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders), which notice must be provided pursuant to the Corporation’s bylaws and the DGCL in order for the proposed stockholder action to be valid.

B.            To the extent that under the DGCL the vote of the holders of the Series A Preferred Stock, voting separately as a class or series as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least 51% of the shares of the Series A Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series A Preferred Stock (except as otherwise may be required under the DGCL) shall constitute the approval of such action by the class.

VIII. Protective Provisions

So long as shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the DGCL) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a)           alter or change the rights, preferences or privileges of the Series A Preferred Stock or any Senior Securities so as to affect adversely the Series A Preferred Stock;

(b)           create any new class or series of capital stock having a preference over the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined in Article II hereof, “Senior Securities”);  or

(c)           increase the authorized number of shares of Series A Preferred Stock.

In the event holders of 51% of the then outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect the Series A Preferred Stock, then the Corporation will deliver notice of such approved change to the holders of the Series A Preferred Stock that did not agree to such alteration or change (the “Dissenting Holders”) and Dissenting Holders shall have the right for a period of thirty (30) days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series A Preferred Stock.

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 8th day of October, 2002.

QUALITY PRODUCTS, INC.

	By:	/s/ Richard Drexler
Richard Drexler, Chairman

ATTEST:

/s/ Michael Goldberg
Michael Goldberg, Secretary